November 15, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Registration Statement on Form S-1
File No. 333-168919

Ladies and Gentlemen:

General Motors Company, a Delaware corporation (the Company), hereby requests that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 12:00 p.m. Eastern Time on November 17, 2010, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above-referenced Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William L. Tolbert, Jr. of Jenner & Block LLP, counsel to the Company, at (740) 633-9500 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely, GENERAL MOTORS COMPANY

By:	/s/ Anne T. Larin
Anne T. Larin
Secretary

cc:	Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company

Robert C. Shrosbree, Esq.
General Motors Company

Joseph P. Gromacki, Esq.
Brian R. Boch, Esq.
Jenner & Block LLP

Richard A. Drucker, Esq.
Sarah E. Beshar, Esq.
Davis Polk & Wardwell LLP